Steinhoff

International Holdings Limited

28, 6th Street, Wynberg
SANDTON

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

Registration No: 1998/003951/06
VAT No: 4060175934

[redacted]

05 March 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772

Enclosed please find copies of public announcements in respect of :

1. Dealing in Securities by a director (02 January 2008);
2. Trading update (26 February 2008) and
3. Unaudited interim results (05 March 2008)

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES

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JSE SHFF
SHFF
SHFF - Steinhoff Investment Holdings Limited - Dealing in securities by a director

STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1954/001893/06)
Share Code: SHFF & ISIN: ZAE000068367

DEALING IN SECURITIES BY A DIRECTOR

NAME OF DIRECTOR	: Stephanus Johannes Grobler
COMPANY	: Director
TYPE OF SECURITIES	: Preference Shares
DATE OF TRANSACTION	: 20 December 2007
CENTS PER SHARE	: 8300
NUMBER OF SECURITIES TRANSACTED	: 1200
TOTAL RAND VALUE OF SECURITIES	: R99 600
CLASS OF SECURITIES	: Preferential
NATURE OF TRANSACTION	: Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	: Indirect, non-beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	: Yes
DATE OF CONFIRMATION	: 14 December 2007

SPONSOR: PSG Capital (Pty) Limited
2 January 2008
Date: 02/01/2008 08:58:09 Produced by the JSE SENS Department.

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SHF / SHFF - Steinhoff - Trading Update 26 Feb 2008

SHF SHFF
SHF SHFF
SHF / SHFF - Steinhoff - Trading Update
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")
STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1954/001893/06)
(a wholly-owned subsidiary of Steinhoff)
Preference share code: "SHFF"
ISIN: ZAE000068367
(collectively "the Group")
Trading Update
In compliance with paragraph 3.4 of the Listings Requirements of the JSE Limited, a listed company is required to publish a trading statement as soon as it becomes aware, with a reasonable degree of certainty, that the financial results for the next period to be reported on will differ by at least 20% from those of the previous corresponding period.
Accordingly, the Group hereby advises that, for the six months ended 31 December 2007, it expects headline earnings per share to be 20% to 25% above those reported for the corresponding six month period ended 31 December 2006.
Earnings per share are expected to be 10% to 15% above those reported for the corresponding six months period ended 31 December 2006, after providing for an impairment charge relating to the write-down of the carrying value of listed associated company investment, Amalgamated Appliance Holdings Limited, to its market value as at 31 December 2007.
The information in this trading statement has not been reviewed nor reported on by the Group`s auditors.
The unaudited interim financial results of the Group for the six months ended 31 December 2007 are expected to be released on or about 05 March 2008.
Wynberg, Sandton
26 February 2008
Sponsor - PSG Capital (Pty) Limited
Date: 26/02/2008 09:10:14 Produced by the JSE SENS Department.

SHF - Steinhoff - Unaudited Interim Results For Th 5 Mar 2008

SHF
SHF
SHF - Steinhoff - Unaudited Interim Results For The Six Months Ended 31 December 2007 and dividend declaration
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")
Unaudited interim results for the six months ended 31 December 2007
HIGHLIGHTS
- HEADLINE EARNINGS INCREASE BY 35%
- HEADLINE EARNINGS PER ORDINARY SHARE INCREASE BY 22%
- OPERATING MARGIN INCREASED TO 9,6%
- STRONG BALANCE SHEET WITH GEARING REDUCED TO 27%
- TURNAROUND ACHIEVED IN UK RETAIL

CONDENSED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31 Dec 2007 Unaudited R`000	Restated(1) Six months ended 31 Dec 2006 Unaudited R`000	% change	Year ended 30 June 2007 Audited R`000
Revenue		20 570 051	17 886 012	15	34 228 573
Operating profit before depreciation and capital items		2 331 267	1 873 009	24	3 932 691
Depreciation		(356 641)	(357 118)		(720 539)
Operating profit before capital items		1 974 626	1 515 891	30	3 212 152
Capital items	1	(132 926)	(2 359)		(234 500)
Earnings before interest, dividend income, associated earnings and taxation		1 841 700	1 513 532	22	2 977 652
Net finance charges		(237 139)	(235 064)		(453 827)
Dividend income		303	10 815		24 209
Earnings before associated earnings and taxation		1 604 864	1 289 283	24	2 548 034
Share of		24 166	47 923		67 159

profit of associate companies					
Profit before taxation		1 629 030	1 337 206	22	2 615 193
Taxation		(162 853)	(197 593)		(325 208)
Profit for the period from continuing operations		1 466 177	1 139 613	29	2 289 985
Profit for the period from discontinued operations		-	70 722		142 552
Profit on disposal of discontinued operations		-	-		541 903
Profit for the period		1 466 177	1 210 335	21	2 974 440
Attributable to:					
Equity holders of the parent		1 455 087	1 176 072	24	2 969 621
Minority interest		11 090	34 263		4 819
Profit for the period		1 466 177	1 210 335	21	2 974 440
Headline earnings per ordinary share (cents)		120,4	99,0	22	214,1(2)
Diluted headline earnings per ordinary share (cents)		117,1	97,5	20	206,3(2)
From continuing and discontinued operations:					
Basic earnings per share (cents)		110,6	99,1	12	241,9
Fully diluted earnings per share (cents)		107,8	96,7	11	233,0
From continuing operations:					
Basic earnings per share (cents)		110,6	92,9	19	184,3
Fully diluted earnings per share (cents)		107,8	90,6	19	177,1
Number of shares in issue (`000)		1 308 445	1 139 826	15	1 256 453
Weighted average number of shares in issue (`000)		1 263 494	1 141 224	11	1 188 015
Earnings attributable	2	1 397 002	1 130 446	24	2 873 508

shareholders (R`000)					
Headline earnings attributable to ordinary shareholders (R`000)	3	1 521 574	1 130 082	35	2 542 990
Average currency translation rate (rand:euro)		9,8000	9,2834	6	9,4103

ADDITIONAL INFORMATION

(1)Prior year figures have been restated to reflect the effects of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, the group`s discontinued operations, change in accounting policy related to common control transactions and reclassifications.

(2)Headline earnings and diluted headline earnings per ordinary share were restated for both 31 December 2006 and 30 June 2007 in accordance with Circular 8/2007 - Headline Earnings, effective for financial periods ending on or after 31 August 2007.

Note 1: Capital items

Closure costs	(1 033)	(922)	(177 994)
Goodwill adjustments	5 833	(3 973)	-
Impairments	(139 131)	-	(81 901)
(Loss)/profit on scrapping of rental fleet vehicles	(3 682)	4 537	(8 523)
Profit on disposal of business	-	-	978
Profit/(loss) on disposal of property, plant and equipment	5 087	(2 001)	32 940
	(132 926)	(2 359)	(234 500)
Profit on disposal of discontinued operations	-	-	541 903
Capital items included in discontinued operations	-	177	(6 678)
(132 926)	(2 182)	300 725	

Note 2: Earnings attributable to ordinary shareholders

Earnings attributable to equity holders	1 455 087	1 176 072	2 969 621
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(58 085)	(45 626)	(96 113)
	1 397 002	1 130 446	2 873 508

Note 3: Headline earnings calculation

Earnings attributable to equity holders	1 455 087	1 176 072	2 969 621
Adjustment for:			
Capital items (note 1)	132 926	2 182	(300 725)
Taxation effects on capital items	(7 433)	(1 215)	(28 798)
Share of minorities in capital items	-	-	(995)
Profit on disposal of property, plant and equipment included in share of associate income	(921)	(1 331)	-

Dividend entitlement on non-redeemable cumulative preference shares (including STC)	[illegible]	[illegible]	[illegible]
Headline earnings for the period attributable to ordinary shareholders	1 521 574	1 130 082	2 542 990

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended 31 Dec 2007 Unaudited R`000	Restated(1) Six months ended 31 Dec 2006 Unaudited R`000	Year ended 30 June 2007 Audited R`000
Actuarial (losses)/gains recognised in equity	(33 487)	-	37 709
Exchange differences on consolidation of foreign subsidiaries	(52 665)	128 010	248 662
Cash flow hedges recognised in equity	(10 917)	(14 830)	(50 357)
Net (expense)/income recognised directly in equity	(97 069)	113 180	236 014
Profit for the period	1 466 177	1 210 335	2 974 440
Total recognised income and expense for the period	1 369 108	1 323 515	3 210 454
Attributable to:			
Equity holders of the parent	1 358 018	1 289 252	3 205 635
Minority interest	11 090	34 263	4 819
	1 369 108	1 323 515	3 210 454

CONDENSED CONSOLIDATED BALANCE SHEET

	31 Dec 2007 Unaudited R`000	Restated(1) 31 Dec 2006 Unaudited R`000	30 June 2007 Audited R`000
ASSETS			
Non-current assets			
Property, plant and equipment and biological assets	8 905 822	6 141 246	7 998 870
Intangible assets and goodwill	10 175 770	8 696 797	10 247 043
Investments and loans	4 306 185	3 740 726	3 217 203
Deferred taxation assets	757 646	498 183	706 213
	24 145 423	19 076 952	22 169 329
Current assets			
Accounts receivable, short-term loans and other current assets	8 170 794	7 057 998	6 848 698
Inventories	3 582 708	3 391 889	3 451 445
Cash and cash equivalents	5 097 482	5 470 444	5 064 987
	16 850 984	15 920 331	15 365 130
Total assets	40 996 407	34 997 283	37 534 459
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and reserves	17 835 197	11 747 514	16 232 948
Preference share capital	1 042 474	1 041 552	1 042 474
	18 877 671	12 789 066	17 275 422

Minority interest	28 482	772 742	82 121
Total equity	18 906 153	13 561 808	17 357 543
Non-current liabilities			
Deferred taxation liabilities	1 106 517	1 086 172	991 324
Interest-bearing long-term liabilities	8 766 573	8 041 267	7 261 391
Other long-term liabilities and provisions	594 316	561 034	418 321
	10 467 406	9 688 473	8 671 036
Current liabilities			
Net interest-bearing liabilities	5 020 782	3 637 749	3 974 843
Accounts payable, provisions and other current liabilities	6 602 066	8 109 253	7 531 037
	11 622 848	11 747 002	11 505 880
Total equity and liabilities	40 996 407	34 997 283	37 534 459
Net asset value per ordinary share (cents)	1 363	1 031	1 292
Gearing ratio (net) (%)	27	46	24
Closing exchange rate (rand:euro)	9,9782	9,2226	9,5735

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 Dec 2007 Unaudited R`000	Restated(1) Six months ended 31 Dec 2006 Unaudited R`000	Year ended 30 June 2007 Audited R`000
Operating profit before working capital changes	2 320 506	1 960 015	3 929 485
Net changes in working capital	(1 432 005)	(1 315 231)	(475 637)
Cash generated from operations	888 501	644 784	3 453 848
Net finance costs	(237 139)	(235 064)	(453 827)
Dividends paid	(54 731)	(40 706)	(86 603)
Dividends received	11 140	22 124	51 537
Taxation paid	(160 681)	(199 198)	(377 878)
Net cash inflow from operating activities	447 090	191 940	2 587 077
Net cash outflow from investing activities	(1 998 817)	(2 099 607)	(1 943 674)
Net cash inflow/(outflow) from financing activities	1 467 736	2 330 429	(649 852)
Net (decrease)/increase in cash and cash equivalents	(83 991)	422 762	(6 449)
Effects of exchange rate changes on cash and cash equivalents	116 486	(9 746)	14 008
Cash and cash equivalents at beginning of period	5 064 987	5 057 428	5 057 428
Cash and cash equivalents at end of period	5 097 482	5 470 444	5 064 987

SEGMENTAL ANALYSIS

Restated(1)
Six months Six months Year
ended ended ended

Unaudited	31 Dec 2007 Unaudited R`000	31 Dec 2006 Audited R`000	% change	30 June 2007 R`000
Revenue				
Retail activities				
- Household goods and building supplies	4 325 244	4 327 857	-	9 175 267
- Motor vehicles and finance	6 415 793	6 289 962	2	11 699 666
Manufacturing and sourcing of household goods and related raw materials	9 382 425	7 153 914	31	13 786 631
Logistical services	2 347 753	1 925 310	22	3 784 845
Corporate services				
- Brand management	146 177	135 946		275 472
- Investment participation	121 157	86 893		176 074
- Central treasury and other activities	386 924	92 676		369 510
	23 125 473	20 012 558	16	39 267 465
Intersegment eliminations	(2 555 422)	(2 126 546)		(5 038 892)
	20 570 051	17 886 012	15	34 228 573
Operating profit before capital items				
Retail activities				
- Household goods and building supplies	292 969	99 938	193	255 128
- Motor vehicles and finance	247 366	205 165	21	464 108
Manufacturing and sourcing of household goods and related raw materials	1 027 455	870 150	18	1 682 973
Logistical services	181 679	158 108	15	313 845
Corporate services				
- Brand management	146 177	135 946		275 412
- Investment participation	121 157	86 893		176 035
- Central treasury and other activities	127 522	117 917		374 000
	2 144 325	1 674 117	28	3 541 501
Intersegment eliminations	(169 699)	(158 226)		(329 349)
	1 974 626	1 515 891	30	3 212 152

2007	31 Dec 2006 Unaudited R`000	%	Restated(1) 31 Dec 2007 Unaudited R`000	%	30 June Audited R`000
Total assets					
Retail activities					
- Household goods and building supplies	5 555 158	16	5 543 148	20	7 665 963

- Motor vehicles and finance	2 816 970	8	2 786 405	10	2 519 547
Manufacturing and sourcing of household goods and related raw materials	14 782 414	42	11 345 719	40	11 534 491
Logistical services	4 021 528	12	2 886 637	10	3 705 085
Corporate services					
- Brand management	2 666 019	8	2 526 768	9	2 623 039
- Investment participation	3 778 008	11	2 860 081	10	2 354 667
- Central treasury and other activities	1 184 794	3	385 217	1	966 975
	34 804 891	100	28 333 975	100	31 369 767

RECONCILIATION OF TOTAL ASSETS PER SEGMENTAL ANALYSIS TO TOTAL ASSETS PER BALANCE SHEET

	31 Dec 2007 Unaudited R`000	Restated(1) 31 Dec 2006 Unaudited R`000	30 June 2007 Audited R`000
Total assets per balance sheet	40 996 407	34 997 283	37 534 459
Less:			
Cash and cash equivalents	(5 097 482)	(5 470 444)	(5 064 987)
Investments in associate companies	(747 220)	(806 415)	(866 282)
Investment in preference shares	(177 500)	(180 000)	(177 500)
Interest-bearing investments and loans	(169 314)	(206 449)	(55 923)
Total assets per segmental analysis	34 804 891	28 333 975	31 369 767

GEOGRAPHICAL INFORMATION

	31 Dec 2007 Unaudited R`000	%	Restated(1) 31 Dec 2006 Unaudited R`000	%	30 June 2007 Audited R`000	%
Revenue						
United Kingdom	3 867 851	19	3 676 215	20	7 652 119	22
European Union	5 128 497	25	3 573 988	20	6 610 368	19
Pacific Rim	1 318 472	6	1 392 575	8	2 662 821	8
Southern Africa	10 255 231	50	9 243 234	52	17 303 265	51
	20 570 051	100	17 886 012	100	34 228 573	100
Non-current assets						
United Kingdom	5 810 002	24	4 144 978	22	5 991 828	27
European Union	7 638 648	32	7 625 883	40	6 422 771	29
Pacific Rim	1 296 777	5	1 066 168	5	1 173 434	5
Southern Africa	9 399 996	39	6 239 923	33	8 581 296	39
	24 145 423	100	19 076 952	100	22 169 329	100

SELECTED EXPLANATORY NOTES

STATEMENT OF COMPLIANCE

The condensed interim financial information for the half-year ended 31

December 2007, have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), and the requirements of the South African Companies Act. This set of condensed interim financial statements are presented in compliance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the annual financial statements for the year ended 30 June 2007.

BASIS OF PREPARATION

The condensed interim financial statements are presented in thousands of South African rands (R`000) on the historical-cost basis, except for certain assets and liabilities which are carried at amortised cost, and derivative financial instruments and biological assets which are stated at their fair value.

ACCOUNTING POLICIES

The accounting policies adopted in preparation of the condensed interim financial information are consistent with those of the annual financial statements for the year ended 30 June 2007.

RESTATEMENT OF COMPARATIVE FIGURES

In accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, comparative periods have been restated to reflect the following changes:

Discontinued operations - In June 2007 Steinhoff sold its entire South African furniture manufacturing and import interests. The comparative income statement has been restated to show the discontinued operation separately from continuing operations.

Common control transactions - premiums and discounts arising on subsequent purchases from, or sales to minority interest in subsidiaries - Previously, any increases and decreases in ownership interest in subsidiaries without a change in control were recognised as equity transactions. Accordingly, any premiums or discounts on subsequent purchases of equity instruments from, or sales of equity instruments to minorities were recognised directly in equity of the parent shareholder. During the previous financial year, the group changed its policy and these premiums or discounts are now treated in line with the group`s policy on goodwill.

IFRIC 11 - IFRS 2 - Group and Treasury Share Transactions - This interpretation is required to be applied to accounting periods commencing on or after 1 March 2007. The group adopted this interpretation in the previous financial year.

IFRS 8 - Operating segments - This standard is required to be applied to accounting periods commencing on or after 1 January 2009, with early application encouraged. The group elected for early application of IFRS 8 in the previous financial year, in the interest of improved disclosure.

Steinhoff UK Retail Limited (formerly Homestyle Group Plc) - Comparative periods have been restated to reflect the at-acquisition (30 June 2005) restatement of accounting inconsistencies and misstatements in Steinhoff UK Retail Limited.

RESTATEMENTS

R`000	Six months ended 31 Dec 2006
Reconciliation of equity	
Equity previously reported	13 469 632
Common control transactions	38 883
Share-based payments	138 350
Steinhoff UK Retail Limited	(85 057)
Equity after adjustments	13 561 808
Reconciliation of profit for the period	
Profit for the period from continuing operations as previously reported	1 210 335
Discontinued operations	(70 722)
Profit for the period from continuing operations as restated	1 139 613

Certain reclassifications have been made to align prior year disclosures with current year classifications.

COMMENTARY

REVIEW OF RESULTS

The growth in operating profits across all segments, reflects another period of sound performance and growth. The period under review had been challenging.

RETAIL ACTIVITIES: HOUSEHOLD GOODS AND BUILDING SUPPLIES

The United Kingdom (UK) retail operations had a good result, especially against the background of the turnaround to profitability achieved by the retail division, comprising Harveys, Cargo and Beds Division (Bensons, Bed Shed and Sleepmaster). The retail division`s performance should be viewed in perspective to a substantial reduction in net trading space caused by the closure of loss-making stores and Beds concessions lost. The results confirmed that the remedial steps previously taken have successfully addressed some key supply chain issues that adversely impacted on the business in the past. Improvements include: improved image, changed product offerings, staff training, aggressive advertising and better supply chain and customer complaint management which resulted in enhanced service levels, shorter lead times and substantially reduced goods returns levels. The rationalisation of distribution centres and optimisation of logistics capacity utilisation and management changes have also had the desired results. The entire property portfolio is being actively managed in terms of store closures, trading space reductions and re-allocations in order to optimise the coverage of the entire retail division`s footprint. Due to its importance, it is appropriate to report on Harveys` Winter Sale results, even though they do not fall within the reporting period. Confirmed sale orders at good margins, over the period from December 2007 to February 2008 represent an 8% year-on-year increase which were achieved with 5% fewer staff and 8% less trading space. These results are in contrast to the trading updates of listed competitors which announced like-for-like sales figures over the comparable period ranging from 16% to 22% down on last year. The Cargo chain achieved pleasing results.

In the Pacific Rim region, trading conditions had been challenging due to economic factors adversely affecting furniture sales. Although the Freedom chain had a difficult six months, particularly in New Zealand, performance subsequent to the reporting date has been much improved. BayLeatherRepublic continued its strong performance and delivered good results. The bedding specialist chain, Snooze, is well on track to improve its performance after management changes and replacement of some franchisees in Western Australia. The discontinuation of BaySwiss was completed and the roll-out of the new Freedom At Home stores is continuing. During the review period, a number of significant projects have been completed which should lead to much improved results in the near future. These projects include the consolidation of group logistics and distribution head offices and the relocation and restructure of manufacturing facilities in Sydney, all of which were completed on time and within budget.

The Hungarian retail operations performed satisfactorily and further shop roll-outs will be undertaken in conjunction with our retail partners in the German region.

Pennypinchers and Timbercity had a satisfactory result and initiatives are ongoing to expand their footprint across all appropriate areas in South Africa.

RETAIL ACTIVITIES: MOTOR VEHICLES AND FINANCE

The Unitrans motor retail division outperformed the industry, benefiting from its sales mix of lower- to middle-end passenger vehicles and light commercial vehicles, as well as the shift towards increased workshop sales and spare parts. Hertz performed well and service levels have improved substantially.

MANUFACTURING AND SOURCING OF HOUSEHOLD GOODS AND RELATED RAW MATERIALS

The group`s UK manufacturing and raw material interests, overall, achieved a good result and benefited from increased intra-group trading levels with the UK`s own retail division.

The European manufacturing and sourcing division performed well and continued to benefit from increased intra-group trading. Steinhoff continues to benefit from market share gains in the German region brought about by the consolidation trend prevalent in that region, its geographic reach and flexibility in terms of product sourcing, breadth of product offering, logistics and brand-related competitive advantages. The wholesale and trading joint venture in the Benelux and German region performed exceptionally well

and the growth of the Henders & Hazel store-within-a-store concept continued unabated.
In eastern Europe, all Polish manufacturing facilities in the mass and discount upholstery segment is being consolidated, which together with the Ukraine factories, stand to benefit substantially from increased supply into our mass market and discount retail alliance partners` distribution bases in the German region.
In order to counter the adverse effects of the Zloty strength relative to the Euro and the labour migration situation in Poland, all administration and distribution functions will be centralised in a new tax-free zone at Rzepin in Poland. This initiative which is expected to be completed towards the end of 2008, is anticipated to result in substantial cost savings for the Polish production facilities.
The international sourcing operations continue to grow substantially due to increased intra-group trading levels. This division also benefited the group as a result of the strength of the Euro, British Pound and Australian Dollar, relative to the US Dollar as the principal sourcing currency.
PG Bison Holdings (Proprietary) Limited achieved excellent results in a market where demand still outstrips supply, notwithstanding production capacity constraints, particularly in respect of medium density fibreboard. The new chipboard plant at Ugie in the North Eastern Cape produced its first particle board on 13 December 2007, one month ahead of schedule and within budget. It is particularly pleasing to report that the plant, with a capacity of 1 000 m3 per day, has already achieved a production output of 700 m3 per day of top quality product which compares with equivalent product standards available in Europe.
The results of the South African raw material division were adversely affected by the slowdown in consumer spending on furniture and other household goods products in South Africa.
LOGISTICAL SERVICES
Unitrans Supply Chain Services division benefited from good quality new contracts gained to counter the effects of higher fixed operating costs. Although the new contracts that were not budgeted for required higher capital expenditure, the quality of these contracts provides great comfort in terms of market positioning and service levels of this division. The passenger division also achieved good results and has an exciting pipeline for new business. The UK logistics division was restructured and after the substantial top-management changes recently effected, is expected to return to profitability by the end of the current financial year.
CORPORATE SERVICES
Brand ownership and management remains an important competitive priority and delivered the desired results. Steinhoff`s investment participation activities achieved good results and are expected to grow from the expansion of the related retail bases. The group`s treasury activities relating to cash management, interest rate and currency exposures risk management are integral to the operating activities, and have contributed substantially to operating income, as well as increased group-related volume rebates and other sundry income. The corporate services segment also includes income in respect of the property portfolio recently acquired and property-related services which are undertaken centrally at corporate level.
PERFORMANCE
Subsequent to the reporting period, the South African Rand (ZAR) exchange rate declined substantially. This augers well for ZAR-denominated profitability in respect of the remainder of the current financial year. The average exchange rate used for converting Euro income and expenditure to ZAR for the period under review was R9,80: 1 Euro compared to R9,2834: 1 Euro in respect of the corresponding six months of the previous financial year.
The group`s revenues increased by 15% from R17 886 million to R20 570 million, notwithstanding the continued increase in intra-group sales, in line with the business model of vertical integration. The group generated 50% (2006: 48%) of its revenues in currencies other than South African Rand, principally Euro, British Pound and Australian Dollar. The actual foreign revenue achieved in currencies other than South African Rand, but denominated in Euro, increased by 14% from Euro 903 million to Euro 1 033 million.
Headline earnings attributable to ordinary shareholders grew by 35% to R1 522 million, compared to R1 130 million in the six months ended 31 December 2006.

Headline earnings per ordinary share increased by 22% to 120,4 cents (2006: 99,0 cents) with basic earnings per ordinary share from continuing and discontinued operations, increasing 12% to 110,6 cents (2006: 99,1 cents).
The difference between the reported headline and basic earnings per ordinary share is largely attributable to an impairment provision against the group`s carrying value of its listed associate company, Amalgamated Appliance Holdings Limited. The weighted average number of ordinary shares in issue during the period increased by 11% to 1 263 million (2006: 1 141 million), mainly as a result of the 133 million shares issued, in respect of the Homestyle and Unitrans minority transactions undertaken during the latter six months of the 2007 financial year.
Ordinary shareholders` funds at 31 December 2007 amounted to R17 835 million (30 June 2007:
R16 233 million). The net asset value per ordinary share increased to 1 363 cents per share from 1 031 cents per share as at 31 December 2006. This increase is stated after the payment, in November 2007, of a 50 cents cash distribution per share from share premium account, amounting to R650 million.
The group generated R889 million (2006: R645 million) cash from operations. Cash generation is calculated after taking into account the net increase in working capital of R1 432 million (2006: R1 315 million) in line with the increased activity levels and the end of calendar year trading cycle. The net increase in working capital should be viewed in the context of the continued settlement practices that allows the group to secure attractive discounts and best buying prices of raw materials and household goods products.
The group`s average operating margin improved to 9,6% (2006: 8,5%), mainly due to the turnaround to profitability of the UK retail operations, as well as the beneficial impact on the group`s margins, given the relative strength of the Euro, British pound and Australian Dollar against the US Dollar. The group continues to benefit from enhanced efficiencies throughout the supply chain, capacity utilisation as a result of improved economies of scale and the favourable terms of sourced products sold through the retail distribution base.
Net finance charges for the period at R237 million (2006: R235 million), remained stable due to improved working capital management throughout all divisions, and increased interest income earned on funding provided to suppliers and retail alliance partners.
At 31 December 2007, Steinhoff had net interest-bearing debt of R5?133 million (31 December 2006: R5 863 million) resulting in a debt: equity ratio of 27% (31 December 2006: 46%), well within the group`s self-imposed covenants. The Board is particularly pleased to advise that the guaranteed registered South African bond of R1 billion was redeemed on 28 February 2008 and re-financed by 5-year senior unsecured fixed rate notes at a favourable cost, notwithstanding the adverse conditions prevailing in financial markets (refer "Corporate Activity" below).
The group`s taxation charge was R163 million (2006: R198 million), translating to an average tax rate of 10% (2006: 14,8%), mainly attributable to group tax relief benefits that are now available to the UK operations after Steinhoff UK Retail Limited`s return to profitability and the creation of a single UK tax group. As a result of the lower statutory tax rates applicable in certain jurisdictions and the favourable tax dispensations and allowances available to the group, notably in Poland and in respect of the North Eastern Cape Forests Joint Venture (NECF) project, management expect the average tax rate not to exceed 15% of pre-tax income for the foreseeable future.
As reflected in the segmental analysis, the group benefited substantially from improved operating margins, particularly in respect of the retail of household goods and building supplies segment of the business, with a margin, before inter-segment eliminations, of 6,8% (2006: 2,3%). This improvement was largely attributable to the turnaround achieved in the UK retail division.
The intra-group trading levels have also increased to 11,1% (2006: 10,6%) of group sales, before inter-segment eliminations, in line with the business model of vertical integration.
CORPORATE ACTIVITY
The group concluded, or is in the process of concluding the following corporate transactions:
- PG Bison acquired the entire issued share capital of, and all shareholders`

claims against, Woodchemicals SA (Proprietary) Limited (Woodchem), a producer of resin. Resin is a raw material used in the manufacturing of particle board. The acquisition of Woodchem now makes PG Bison totally self-sufficient in respect of its resin requirements for the foreseeable future.

- PG Bison acquired from the Industrial Development Corporation of South Africa Limited, its remaining interests in the NECF, together with its shares in, and loan claims against, Goeiehoop Farming (Proprietary) Limited. The aggregate purchase consideration was settled by the delivery of 4 289 105 Steinhoff shares which were held as treasury shares, at a price of 2273 cents per share.
- On 21 November 2007 Unitrans Services (Proprietary) Limited, a wholly owned subsidiary of Steinhoff, issued R1 billion senior unsecured fixed rate notes (UTR02) due on 21 November 2012, and bearing interest at a fixed rate of 10,49% per annum payable six monthly in arrears on 21 May and 21 November of each year. The proceeds have been used to re-finance the guaranteed registered bonds (SHF01) of R1 billion issued in the Steinhoff Africa group, which were redeemed on 28 February 2008.
- During the period under review, the group continued to expand its retail participation relationships with key retail alliance partners in continental Europe. Apart from the financial merits of these arrangements, the group`s manufacturing and sourcing operations are increasingly benefiting from the resultant increased supply into the related retail distribution bases.
- Shareholders are referred to the announcement dated 10 December 2007 wherein salient details of an empowerment transaction involving a 20% equity shareholding in Steinhoff Africa were presented. The Steinhoff Board is pleased to report that the required debt funding facilities for the proposed transaction have been procured. However, given the current weakened financial markets and macro-economic conditions worldwide, Steinhoff, in liaising with its empowerment partners, have resolved to continue with the implementation of the proposed transaction albeit at a somewhat more measured pace given the initial time line proposed. All parties remain committed to a mutually beneficial transaction that will be implemented in the near future. Further details will be announced in due course.

OUTLOOK

Retail activities: household goods and building supplies

In the UK, management continues to focus on business improvement strategies to sustain and further improve on the positive results achieved. These strategies include ongoing management of the property portfolio, continued efforts to reduce lead times, enhanced product availability of fast moving items and increased coverage of all trading facias. The difficulties currently experienced by competitors create opportunities.

The restructured Pacific Rim operations should deliver stable results for the foreseeable future.

In continental Europe, possible joint ventures with retail alliance partners present interesting opportunities for expanding the group`s geographic coverage also into new territories, outside of the German and Austrian regions.

It is planned to expand the South African retail footprint of PG Bison`s Pennypinchers and Timbercity trade retail operations, in line with the group`s vertical integration strategies.

Retail activities: motor vehicles and finance

In South Africa the motor retail division should continue to deliver positive results, albeit not at the same growth levels as in the past.

MANUFACTURING AND SOURCING OF HOUSEHOLD GOODS AND RELATED RAW MATERIALS

The group`s UK manufacturing and raw material interests are continuing to grow from increased intra-group supply and, in the case of Pritex, as a result of its increased penetration of the automotive and industrial sectors and exports into new markets outside of the UK.

In continental Europe, Steinhoff`s manufacturing and sourcing interests stand to further benefit from the continued consolidation and expanded retail alliances, as well as the retructuring and cost-saving initiatives undertaken in respect of the Polish operations.

The sourcing activities in Asia are anticipated to grow further and are driven at top-executive level to maximise scale benefits and synergistic opportunities available within the group.

PG Bison`s NECF project presents exciting strategic possibilities in terms of

import replacement and market share gains.
The South African raw material interests stand to benefit from the diversification into new markets for its products, in addition to the furniture and household goods sector.

LOGISTICAL SERVICES

The southern African logistics operations are well placed to benefit from new contracts gained in the Unitrans Supply Chain Services and passenger divisions. After the changes effected to the UK logistics division, management is confident about the prospects of a return to profitability of this division as an integral part of all activities in the UK.

CORPORATE SERVICES

The group`s corporate services segment, including brand management, investment participations and treasury and other activities, are integral to the success of the group`s regional strategies.The resultant competitive advantages are anticipated to preserve the group`s profitable growth prospects for the current financial year and thereafter.

GENERAL

As a general statement as far as all of the South African operations are concerned, it is noted that the recent power outages may affect Steinhoff`s operations in South Africa. Where possible, stand-by generators are being installed and other contingency plans are in place to prevent any material business disruptions that may arise as a result of load shedding

Management expects to achieve growth in headline earnings for the remainder of the current financial year.

DIRECTORATE

In line with good Corporate Governance Practice, it has been agreed that Mr Bruno Steinhoff, the Company`s executive chairman, will resign from his executive duties with effect from 1 April 2008. He will remain on as non-executive chairman until September 2008 in order to afford the Nominations Committee sufficient time to consider the appointment of an independent non-executive director as chairman of the Board. Bruno has agreed to remain available on a consultancy basis with a view to concluding and/or assisting on projects, especially relating to the increasing retail initiatives in the European Union. After this change to the Board and the recent appointment of Mrs Yolanda Cuba and Mr Dave Brink as independent non-executive directors, the Board will comprise of five executive directors and eight non-executive directors.

In addition, Mr Jannie Mouton has resigned from, and will be succeeded by Mr Dave Brink as a member of the Audit and Risk Committee.

ORDINARY DIVIDEND

It is the group`s policy to declare cash distributions once a year after its financial year-end at 30 June.

On behalf of the board of directors

BE Steinhoff   MJ Jooste
Chairman   Chief executive officer

5 March 2008

STEINHOFF INVESTMENT HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1954/001893/06)
(JSE share code: SHFF)
(ISIN code: ZAE 000068367)

Preference shareholders are referred to the above results of Steinhoff for a full appreciation of the consolidated results and financial position of Steinhoff Investments.

DECLARATION OF DIVIDEND NUMBER 5 TO PREFERENCE SHAREHOLDERS

The Board of Steinhoff Investments has resolved to declare a dividend of 516,47 cents per preference share in respect of the period from 1 July 2007 up to and including 31 December 2007 (the dividend period), payable on Tuesday, 29 April 2008, to those preference shareholders recorded in the books of the company at the close of business on Friday, 25 April 2008. This dividend has been determined on the basis of 75% of the prime bank overdraft lending rate of ABSA Bank Limited prevailing over the dividend period, applied to the nominal value plus premium (of R100,00 per preference share, in the aggregate).

The dividend is payable in the currency of South Africa.

Last date to trade cum dividend   Friday, 18 April 2008

Shares trade ex dividend	Monday, 21 April 2008
Record date	Friday, 25 April 2008
Payment date	Tuesday, 29 April 2008

No dematerialisation or rematerialisation of preference shares may take place between Monday, 21 April 2008 and Friday, 25 April 2008, both dates inclusive.

On Tuesday, 29 April 2008, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. Preference shareholders who have dematerialised their shares will have their accounts credited on Tuesday, 29 April 2008.

PROPOSED TAXATION AMENDMENTS

In the budget speech delivered by the Honourable Minister of Finance on 20 February 2008 (read with a media statement issued by the Department: National Treasury and the South African Revenue Service) more details on the second phase of the conversion of Secondary Tax on Companies (STC) to a shareholder dividend tax were announced. In the first phase of the reform STC was reduced from 12,5% to 10% with effect from 1 October 2007.

The second phase of the reform entails the actual conversion into a dividend tax on shareholders. The implementation of the second phase of the reform requires the renegotiation of specific international tax treaties in which the withholding tax on dividends is currently limited to zero per cent. It is anticipated that the second phase will be completed by 2009.

The dividend tax will be a final withholding tax of 10% and will apply to all non-corporate shareholders and non-resident corporate shareholders. Depending on the negotiation of treaty rates, the dividend withholding tax rate applicable to distributions to non-resident shareholders may be lower than the 10% rate. Furthermore, all STC credits accumulated prior to the implementation of the second phase of the reform will be forfeited.

During phase one of the reform there is no additional taxation in the hands of the preference shareholders but during phase two it may result in an additional cost for certain preference shareholders and an equivalent benefit for Steinhoff Investments. The preference shareholders are accordingly advised that until such time as the legislation is promulgated, legal opinion and appropriate tax advice obtained, it is not possible to determine exactly what the impact will be on the cumulative non-redeemable non-participating preference shares issued by Steinhoff Investments.

A further announcement in this regard will be made once the detailed legislation is published and duly considered.

On behalf of the board of directors

D Konar	JHN van der Merwe
Non-executive director	Executive director

5 March 2008

OTHER NOTES

1. CORPORATE GOVERNANCE

Steinhoff has embraced the recommendations of King Report on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.

2. SOCIAL RESPONSIBILITY

Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious of the needs in this regard.

A number of social responsibility projects are continuing.

3. HUMAN RESOURCES

A good working relationship is maintained with the relevant unions. Ongoing skills and equity activities continue to ensure compliance with current legislation.

Plans continue in terms of initiatives embarked upon that contribute to broader skills development and sourcing appropriately qualified staff on an ongoing basis.

4. RELATED PARTY TRANSACTIONS

The company entered into various related party transactions. These transactions are no less favourable than those arranged with third parties.

5. FURTHER EVENTS

No significant events have occurred in the period between the reporting date and the date of this report.

For more detail on the group`s listed investments, shareholders are referred

to the results and/or corporate announcements and financial information of:
- Amalgamated Appliance Holdings Limited - 10 March 2008 www.amap.co.za
- KAP International Holdings Limited - 4 March 2008
www.kapinternational.com
ADMINISTRATION
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF ISIN code: ZAE000016176
(Steinhoff or the company or the group)
Registered office: 28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel: +27 (11) 445 3000 Fax: +27 (11) 445 3094
Transfer secretaries: Computershare Investor Services (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
Company secretary: SJ Grobler
Auditors: Deloitte & Touche
Sponsor: PSG Capital (Proprietary) Limited
Directors: BE Steinhoff^* (chairman), MJ Jooste (chief executive officer), DE Ackerman^, DC Brink^, YZ Cuba^, CE Daun^*, D Konar^, JF Mouton^, FJ Nel, FA Sonn^, IM Topping#, DM van der Merwe, JHN van der Merwe
Alternate directors: JNS du Plessis, HJK Ferreira, SJ Grobler, KJ Grove, A Kruger-Steinhoff^*
#British *German ^non-executive
www.steinhoffinternational.com
To view results on mobile www.steinhoff.mobi
Date: 05/03/2008 12:32:32 Produced by the JSE SENS Department.

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SHF
SHF
SHF - Steinhoff - Unaudited Interim Results For The Six Months Ended 31 December 2007 and dividend declaration

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff")

Unaudited interim results for the six months ended 31 December 2007

HIGHLIGHTS

- HEADLINE EARNINGS INCREASE BY 35%
- HEADLINE EARNINGS PER ORDINARY SHARE INCREASE BY 22%
- OPERATING MARGIN INCREASED TO 9,6%
- STRONG BALANCE SHEET WITH GEARING REDUCED TO 27%
- TURNAROUND ACHIEVED IN UK RETAIL

CONDENSED CONSOLIDATED INCOME STATEMENT

2007	Notes 31 Dec	Six months ended 31 Dec Unaudited R`000	Restated(1) Six months ended 2007 2006 Unaudited R`000	% change	Year ended 30 June Audited R`000
Revenue		20 570 051	17 886 012	15	34 228 573
Operating profit before depreciation and capital items		2 331 267	1 873 009	24	3 932 691
Depreciation		(356 641)	(357 118)		(720 539)
Operating profit before capital items		1 974 626	1 515 891	30	3 212 152
Capital items	1	(132 926)	(2 359)		(234 500)
Earnings before interest, dividend income, associated earnings and taxation		1 841 700	1 513 532	22	2 977 652
Net finance charges		(237 139)	(235 064)		(453 827)
Dividend income		303	10 815		24 209
Earnings before associated earnings and taxation		1 604 864	1 289 283	24	2 548 034
Share of		24 166	47 923		67 159

profit of associate companies					
Profit before taxation		1 629 030	1 337 206	22	2 615 193
Taxation		(162 853)	(197 593)		(325 208)
Profit for the period from continuing operations		1 466 177	1 139 613	29	2 289 985
Profit for the period from discontinued operations		-	70 722		142 552
Profit on disposal of discontinued operations		-	-		541 903
Profit for the period		1 466 177	1 210 335	21	2 974 440
Attributable to:					
Equity holders of the parent		1 455 087	1 176 072	24	2 969 621
Minority interest		11 090	34 263		4 819
Profit for the period		1 466 177	1 210 335	21	2 974 440
Headline earnings per ordinary share (cents)		120,4	99,0	22	214,1(2)
Diluted headline earnings per ordinary share (cents)		117,1	97,5	20	206,3(2)
From continuing and discontinued operations:					
Basic earnings per share (cents)		110,6	99,1	12	241,9
Fully diluted earnings per share (cents)		107,8	96,7	11	233,0
From continuing operations:					
Basic earnings per share (cents)		110,6	92,9	19	184,3
Fully diluted earnings per share (cents)		107,8	90,6	19	177,1
Number of shares in issue (`000)		1 308 445	1 139 826	15	1 256 453
Weighted average number of shares in issue (`000)		1 263 494	1 141 224	11	1 188 015
Earnings attributable	2	1 397 002	1 130 446	24	2 873 508

to ordinary shareholders (R`000)					
Headline earnings attributable to ordinary shareholders (R`000)	3	1 521 574	1 130 082	35	2 542 990
Average currency translation rate (rand:euro)		9,8000	9,2834	6	9,4103

ADDITIONAL INFORMATION

(1)Prior year figures have been restated to reflect the effects of provisionally determined and changes to fair values of prior year business combinations, early adoption of IFRIC 11, the group`s discontinued operations, change in accounting policy related to common control transactions and reclassifications.

(2)Headline earnings and diluted headline earnings per ordinary share were restated for both 31 December 2006 and 30 June 2007 in accordance with Circular 8/2007 - Headline Earnings, effective for financial periods ending on or after 31 August 2007.

Note 1: Capital items

Closure costs	(1 033)	(922)	(177 994)
Goodwill adjustments	5 833	(3 973)	-
Impairments	(139 131)	-	(81 901)
(Loss)/profit on scrapping of rental fleet vehicles	(3 682)	4 537	(8 523)
Profit on disposal of business	-	-	978
Profit/(loss) on disposal of property, plant and equipment	5 087	(2 001)	32 940
	(132 926)	(2 359)	(234 500)
Profit on disposal of discontinued operations	-	-	541 903
Capital items included in discontinued operations	-	177	(6 678)
	(132 926)	(2 182)	300 725

Note 2: Earnings attributable to ordinary shareholders

Earnings attributable to equity holders	1 455 087	1 176 072	2 969 621
Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(58 085)	(45 626)	(96 113)
	1 397 002	1 130 446	2 873 508

Note 3: Headline earnings calculation

Earnings attributable to equity holders	1 455 087	1 176 072	2 969 621
Adjustment for:			
Capital items (note 1)	132 926	2 182	(300 725)
Taxation effects on capital items	(7 433)	(1 215)	(28 798)
Share of minorities in capital items	-	-	(995)
Profit on disposal of property, plant and equipment included in share of associate income	(921)	(1 331)	-

Dividend entitlement on non-redeemable cumulative preference shares (including STC)	(58 085)	(45 626)	(96 113)
Headline earnings for the period attributable to ordinary shareholders	1 521 574	1 130 082	2 542 990

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended 31 Dec 2007 Unaudited R`000	Restated(1) Six months ended 31 Dec 2006 Unaudited R`000	Year ended 30 June 2007 Audited R`000
Actuarial (losses)/gains recognised in equity	(33 487)	-	37 709
Exchange differences on consolidation of foreign subsidiaries	(52 665)	128 010	248 662
Cash flow hedges recognised in equity	(10 917)	(14 830)	(50 357)
Net (expense)/income recognised directly in equity	(97 069)	113 180	236 014
Profit for the period	1 466 177	1 210 335	2 974 440
Total recognised income and expense for the period	1 369 108	1 323 515	3 210 454
Attributable to:			
Equity holders of the parent	1 358 018	1 289 252	3 205 635
Minority interest	11 090	34 263	4 819
	1 369 108	1 323 515	3 210 454

CONDENSED CONSOLIDATED BALANCE SHEET

	31 Dec 2007 Unaudited R`000	Restated(1) 31 Dec 2006 Unaudited R`000	30 June 2007 Audited R`000
ASSETS			
Non-current assets			
Property, plant and equipment and biological assets	8 905 822	6 141 246	7 998 870
Intangible assets and goodwill	10 175 770	8 696 797	10 247 043
Investments and loans	4 306 185	3 740 726	3 217 203
Deferred taxation assets	757 646	498 183	706 213
	24 145 423	19 076 952	22 169 329
Current assets			
Accounts receivable, short-term loans and other current assets	8 170 794	7 057 998	6 848 698
Inventories	3 582 708	3 391 889	3 451 445
Cash and cash equivalents	5 097 482	5 470 444	5 064 987
	16 850 984	15 920 331	15 365 130
Total assets	40 996 407	34 997 283	37 534 459
EQUITY AND LIABILITIES			
Capital and reserves			
Ordinary share capital and reserves	17 835 197	11 747 514	16 232 948
Preference share capital	1 042 474	1 041 552	1 042 474
	18 877 671	12 789 066	17 275 422

Minority interest	28 482	772 742	82 121
Total equity	18 906 153	13 561 808	17 357 543
Non-current liabilities			
Deferred taxation liabilities	1 106 517	1 086 172	991 324
Interest-bearing long-term liabilities	8 766 573	8 041 267	7 261 391
Other long-term liabilities and provisions	594 316	561 034	418 321
	10 467 406	9 688 473	8 671 036
Current liabilities			
Net interest-bearing liabilities	5 020 782	3 637 749	3 974 843
Accounts payable, provisions and other current liabilities	6 602 066	8 109 253	7 531 037
	11 622 848	11 747 002	11 505 880
Total equity and liabilities	40 996 407	34 997 283	37 534 459
Net asset value per ordinary share (cents)	1 363	1 031	1 292
Gearing ratio (net) (%)	27	46	24
Closing exchange rate (rand:euro)	9,9782	9,2226	9,5735

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		Restated(1)	
	Six months ended	Six months ended	Year ended
	31 Dec 2007	31 Dec 2006	30 June 2007
	Unaudited	Unaudited	Audited
	R`000	R`000	R`000
Operating profit before working capital changes	2 320 506	1 960 015	3 929 485
Net changes in working capital	(1 432 005)	(1 315 231)	(475 637)
Cash generated from operations	888 501	644 784	3 453 848
Net finance costs	(237 139)	(235 064)	(453 827)
Dividends paid	(54 731)	(40 706)	(86 603)
Dividends received	11 140	22 124	51 537
Taxation paid	(160 681)	(199 198)	(377 878)
Net cash inflow from operating activities	447 090	191 940	2 587 077
Net cash outflow from investing activities	(1 998 817)	(2 099 607)	(1 943 674)
Net cash inflow/(outflow) from financing activities	1 467 736	2 330 429	(649 852)
Net (decrease)/increase in cash and cash equivalents	(83 991)	422 762	(6 449)
Effects of exchange rate changes on cash and cash equivalents	116 486	(9 746)	14 008
Cash and cash equivalents at beginning of period	5 064 987	5 057 428	5 057 428
Cash and cash equivalents at end of period	5 097 482	5 470 444	5 064 987

SEGMENTAL ANALYSIS

	Restated(1)	
Six months ended	Six months ended	Year ended

	31 Dec 2007	31 Dec 2006		30 June 2007
Unaudited	Unaudited	% Audited		
	R`000	R`000	change	R`000
Revenue				
Retail activities				
- Household goods and building supplies	4 325 244	4 327 857	-	9 175 267
- Motor vehicles and finance	6 415 793	6 289 962	2	11 699 666
Manufacturing and sourcing of household goods and related raw materials	9 382 425	7 153 914	31	13 786 631
Logistical services	2 347 753	1 925 310	22	3 784 845
Corporate services				
- Brand management	146 177	135 946		275 472
- Investment participation	121 157	86 893		176 074
- Central treasury and other activities	386 924	92 676		369 510
	23 125 473	20 012 558	16	39 267 465
Intersegment eliminations	(2 555 422)	(2 126 546)		(5 038 892)
	20 570 051	17 886 012	15	34 228 573
Operating profit before capital items				
Retail activities				
- Household goods and building supplies	292 969	99 938	193	255 128
- Motor vehicles and finance	247 366	205 165	21	464 108
Manufacturing and sourcing of household goods and related raw materials	1 027 455	870 150	18	1 682 973
Logistical services	181 679	158 108	15	313 845
Corporate services				
- Brand management	146 177	135 946		275 412
- Investment participation	121 157	86 893		176 035
- Central treasury and other activities	127 522	117 917		374 000
	2 144 325	1 674 117	28	3 541 501
Intersegment eliminations	(169 699)	(158 226)		(329 349)
	1 974 626	1 515 891	30	3 212 152

			Restated(1)		
	31 Dec		31 Dec		30 June
2007	2006		2007		
	Unaudited		Unaudited		Audited
	R`000	%	R`000	%	R`000
Total assets					
Retail activities					
- Household goods and building supplies	5 555 158	16	5 543 148	20	7 665 963

- Motor vehicles and finance	2 816 970	8	2 786 405	10	2 519 547
Manufacturing and sourcing of household goods and related raw materials	14 782 414	42	11 345 719	40	11 534 491
Logistical services	4 021 528	12	2 886 637	10	3 705 085
Corporate services					
- Brand management	2 666 019	8	2 526 768	9	2 623 039
- Investment participation	3 778 008	11	2 860 081	10	2 354 667
- Central treasury and other activities	1 184 794	3	385 217	1	966 975
	34 804 891	100	28 333 975	100	31 369 767

RECONCILIATION OF TOTAL ASSETS PER SEGMENTAL ANALYSIS TO TOTAL ASSETS PER BALANCE SHEET

	31 Dec 2007 Unaudited R`000	Restated(1) 31 Dec 2006 Unaudited R`000	30 June 2007 Audited R`000
Total assets per balance sheet	40 996 407	34 997 283	37 534 459
Less:			
Cash and cash equivalents	(5 097 482)	(5 470 444)	(5 064 987)
Investments in associate companies	(747 220)	(806 415)	(866 282)
Investment in preference shares	(177 500)	(180 000)	(177 500)
Interest-bearing investments and loans	(169 314)	(206 449)	(55 923)
Total assets per segmental analysis	34 804 891	28 333 975	31 369 767

GEOGRAPHICAL INFORMATION

	31 Dec 2007 Unaudited R`000	%	Restated(1) 31 Dec 2006 Unaudited R`000	%	30 June 2007 Audited R`000	%
Revenue						
United Kingdom	3 867 851	19	3 676 215	20	7 652 119	22
European Union	5 128 497	25	3 573 988	20	6 610 368	19
Pacific Rim	1 318 472	6	1 392 575	8	2 662 821	8
Southern Africa	10 255 231	50	9 243 234	52	17 303 265	51
	20 570 051	100	17 886 012	100	34 228 573	100
Non-current assets						
United Kingdom	5 810 002	24	4 144 978	22	5 991 828	27
European Union	7 638 648	32	7 625 883	40	6 422 771	29
Pacific Rim	1 296 777	5	1 066 168	5	1 173 434	5
Southern Africa	9 399 996	39	6 239 923	33	8 581 296	39
	24 145 423	100	19 076 952	100	22 169 329	100

SELECTED EXPLANATORY NOTES

STATEMENT OF COMPLIANCE

The condensed interim financial information for the half-year ended 31

December 2007, have been prepared in accordance with International Financial Reporting Standards (IFRS), the interpretations adopted by the International Accounting Standards Board (IASB), and the requirements of the South African Companies Act. This set of condensed interim financial statements are presented in compliance with IAS 34 - Interim Financial Reporting, and should be read in conjunction with the annual financial statements for the year ended 30 June 2007.

BASIS OF PREPARATION

The condensed interim financial statements are presented in thousands of South African rands (R`000) on the historical-cost basis, except for certain assets and liabilities which are carried at amortised cost, and derivative financial instruments and biological assets which are stated at their fair value.

ACCOUNTING POLICIES

The accounting policies adopted in preparation of the condensed interim financial information are consistent with those of the annual financial statements for the year ended 30 June 2007.

RESTATEMENT OF COMPARATIVE FIGURES

In accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, comparative periods have been restated to reflect the following changes:

Discontinued operations - In June 2007 Steinhoff sold its entire South African furniture manufacturing and import interests. The comparative income statement has been restated to show the discontinued operation separately from continuing operations.

Common control transactions - premiums and discounts arising on subsequent purchases from, or sales to minority interest in subsidiaries - Previously, any increases and decreases in ownership interest in subsidiaries without a change in control were recognised as equity transactions. Accordingly, any premiums or discounts on subsequent purchases of equity instruments from, or sales of equity instruments to minorities were recognised directly in equity of the parent shareholder. During the previous financial year, the group changed its policy and these premiums or discounts are now treated in line with the group`s policy on goodwill.

IFRIC 11 - IFRS 2 - Group and Treasury Share Transactions - This interpretation is required to be applied to accounting periods commencing on or after 1 March 2007. The group adopted this interpretation in the previous financial year.

IFRS 8 - Operating segments - This standard is required to be applied to accounting periods commencing on or after 1 January 2009, with early application encouraged. The group elected for early application of IFRS 8 in the previous financial year, in the interest of improved disclosure.

Steinhoff UK Retail Limited (formerly Homestyle Group Plc) - Comparative periods have been restated to reflect the at-acquisition (30 June 2005) restatement of accounting inconsistencies and misstatements in Steinhoff UK Retail Limited.

RESTATEMENTS

R`000	Six months ended 31 Dec 2006
Reconciliation of equity	
Equity previously reported	13 469 632
Common control transactions	38 883
Share-based payments	138 350
Steinhoff UK Retail Limited	(85 057)
Equity after adjustments	13 561 808
Reconciliation of profit for the period	
Profit for the period from continuing operations as previously reported	1 210 335
Discontinued operations	(70 722)
Profit for the period from continuing operations as restated	1 139 613

Certain reclassifications have been made to align prior year disclosures with current year classifications.

COMMENTARY

REVIEW OF RESULTS

The growth in operating profits across all segments, reflects another period of sound performance and growth. The period under review had been challenging.

RETAIL ACTIVITIES: HOUSEHOLD GOODS AND BUILDING SUPPLIES

The United Kingdom (UK) retail operations had a good result, especially against the background of the turnaround to profitability achieved by the retail division, comprising Harveys, Cargo and Beds Division (Bensons, Bed Shed and Sleepmaster). The retail division`s performance should be viewed in perspective to a substantial reduction in net trading space caused by the closure of loss-making stores and Beds concessions lost. The results confirmed that the remedial steps previously taken have successfully addressed some key supply chain issues that adversely impacted on the business in the past. Improvements include: improved image, changed product offerings, staff training, aggressive advertising and better supply chain and customer complaint management which resulted in enhanced service levels, shorter lead times and substantially reduced goods returns levels. The rationalisation of distribution centres and optimisation of logistics capacity utilisation and management changes have also had the desired results. The entire property portfolio is being actively managed in terms of store closures, trading space reductions and re-allocations in order to optimise the coverage of the entire retail division`s footprint. Due to its importance, it is appropriate to report on Harveys` Winter Sale results, even though they do not fall within the reporting period. Confirmed sale orders at good margins, over the period from December 2007 to February 2008 represent an 8% year-on-year increase which were achieved with 5% fewer staff and 8% less trading space. These results are in contrast to the trading updates of listed competitors which announced like-for-like sales figures over the comparable period ranging from 16% to 22% down on last year. The Cargo chain achieved pleasing results.

In the Pacific Rim region, trading conditions had been challenging due to economic factors adversely affecting furniture sales. Although the Freedom chain had a difficult six months, particularly in New Zealand, performance subsequent to the reporting date has been much improved. BayLeatherRepublic continued its strong performance and delivered good results. The bedding specialist chain, Snooze, is well on track to improve its performance after management changes and replacement of some franchisees in Western Australia. The discontinuation of BaySwiss was completed and the roll-out of the new Freedom At Home stores is continuing. During the review period, a number of significant projects have been completed which should lead to much improved results in the near future. These projects include the consolidation of group logistics and distribution head offices and the relocation and restructure of manufacturing facilities in Sydney, all of which were completed on time and within budget.

The Hungarian retail operations performed satisfactorily and further shop roll-outs will be undertaken in conjunction with our retail partners in the German region.

Pennypinchers and Timbercity had a satisfactory result and initiatives are ongoing to expand their footprint across all appropriate areas in South Africa.

RETAIL ACTIVITIES: MOTOR VEHICLES AND FINANCE

The Unitrans motor retail division outperformed the industry, benefiting from its sales mix of lower- to middle-end passenger vehicles and light commercial vehicles, as well as the shift towards increased workshop sales and spare parts. Hertz performed well and service levels have improved substantially.

MANUFACTURING AND SOURCING OF HOUSEHOLD GOODS AND RELATED RAW MATERIALS

The group`s UK manufacturing and raw material interests, overall, achieved a good result and benefited from increased intra-group trading levels with the UK`s own retail division.

The European manufacturing and sourcing division performed well and continued to benefit from increased intra-group trading. Steinhoff continues to benefit from market share gains in the German region brought about by the consolidation trend prevalent in that region, its geographic reach and flexibility in terms of product sourcing, breadth of product offering, logistics and brand-related competitive advantages. The wholesale and trading joint venture in the Benelux and German region performed exceptionally well

and the growth of the Henders & Hazel store-within-a-store concept continued unabated.

In eastern Europe, all Polish manufacturing facilities in the mass and discount upholstery segment is being consolidated, which together with the Ukraine factories, stand to benefit substantially from increased supply into our mass market and discount retail alliance partners` distribution bases in the German region.

In order to counter the adverse effects of the Zloty strength relative to the Euro and the labour migration situation in Poland, all administration and distribution functions will be centralised in a new tax-free zone at Rzepin in Poland. This initiative which is expected to be completed towards the end of 2008, is anticipated to result in substantial cost savings for the Polish production facilities.

The international sourcing operations continue to grow substantially due to increased intra-group trading levels. This division also benefited the group as a result of the strength of the Euro, British Pound and Australian Dollar, relative to the US Dollar as the principal sourcing currency.

PG Bison Holdings (Proprietary) Limited achieved excellent results in a market where demand still outstrips supply, notwithstanding production capacity constraints, particularly in respect of medium density fibreboard. The new chipboard plant at Ugie in the North Eastern Cape produced its first particle board on 13 December 2007, one month ahead of schedule and within budget. It is particularly pleasing to report that the plant, with a capacity of 1 000 m3 per day, has already achieved a production output of 700 m3 per day of top quality product which compares with equivalent product standards available in Europe.

The results of the South African raw material division were adversely affected by the slowdown in consumer spending on furniture and other household goods products in South Africa.

LOGISTICAL SERVICES

Unitrans Supply Chain Services division benefited from good quality new contracts gained to counter the effects of higher fixed operating costs. Although the new contracts that were not budgeted for required higher capital expenditure, the quality of these contracts provides great comfort in terms of market positioning and service levels of this division. The passenger division also achieved good results and has an exciting pipeline for new business. The UK logistics division was restructured and after the substantial top-management changes recently effected, is expected to return to profitability by the end of the current financial year.

CORPORATE SERVICES

Brand ownership and management remains an important competitive priority and delivered the desired results. Steinhoff`s investment participation activities achieved good results and are expected to grow from the expansion of the related retail bases. The group`s treasury activities relating to cash management, interest rate and currency exposures risk management are integral to the operating activities, and have contributed substantially to operating income, as well as increased group-related volume rebates and other sundry income. The corporate services segment also includes income in respect of the property portfolio recently acquired and property-related services which are undertaken centrally at corporate level.

PERFORMANCE

Subsequent to the reporting period, the South African Rand (ZAR) exchange rate declined substantially. This augers well for ZAR-denominated profitability in respect of the remainder of the current financial year. The average exchange rate used for converting Euro income and expenditure to ZAR for the period under review was R9,80: 1 Euro compared to R9,2834: 1 Euro in respect of the corresponding six months of the previous financial year.

The group`s revenues increased by 15% from R17 886 million to R20 570 million, notwithstanding the continued increase in intra-group sales, in line with the business model of vertical integration. The group generated 50% (2006: 48%) of its revenues in currencies other than South African Rand, principally Euro, British Pound and Australian Dollar. The actual foreign revenue achieved in currencies other than South African Rand, but denominated in Euro, increased by 14% from Euro 903 million to Euro 1 033 million.

Headline earnings attributable to ordinary shareholders grew by 35% to R1 522 million, compared to R1 130 million in the six months ended 31 December 2006.

Headline earnings per ordinary share increased by 22% to 120,4 cents (2006: 99,0 cents) with basic earnings per ordinary share from continuing and discontinued operations, increasing 12% to 110,6 cents (2006: 99,1 cents).
The difference between the reported headline and basic earnings per ordinary share is largely attributable to an impairment provision against the group`s carrying value of its listed associate company, Amalgamated Appliance Holdings Limited. The weighted average number of ordinary shares in issue during the period increased by 11% to 1 263 million (2006: 1 141 million), mainly as a result of the 133 million shares issued, in respect of the Homestyle and Unitrans minority transactions undertaken during the latter six months of the 2007 financial year.
Ordinary shareholders` funds at 31 December 2007 amounted to R17 835 million (30 June 2007:
R16 233 million). The net asset value per ordinary share increased to 1 363 cents per share from 1 031 cents per share as at 31 December 2006. This increase is stated after the payment, in November 2007, of a 50 cents cash distribution per share from share premium account, amounting to R650 million.

The group generated R889 million (2006: R645 million) cash from operations. Cash generation is calculated after taking into account the net increase in working capital of R1 432 million (2006: R1 315 million) in line with the increased activity levels and the end of calendar year trading cycle. The net increase in working capital should be viewed in the context of the continued settlement practices that allows the group to secure attractive discounts and best buying prices of raw materials and household goods products.

The group`s average operating margin improved to 9,6% (2006: 8,5%), mainly due to the turnaround to profitability of the UK retail operations, as well as the beneficial impact on the group`s margins, given the relative strength of the Euro, British pound and Australian Dollar against the US Dollar. The group continues to benefit from enhanced efficiencies throughout the supply chain, capacity utilisation as a result of improved economies of scale and the favourable terms of sourced products sold through the retail distribution base.

Net finance charges for the period at R237 million (2006: R235 million), remained stable due to improved working capital management throughout all divisions, and increased interest income earned on funding provided to suppliers and retail alliance partners.

At 31 December 2007, Steinhoff had net interest-bearing debt of R5?133 million (31 December 2006: R5 863 million) resulting in a debt: equity ratio of 27% (31 December 2006: 46%), well within the group`s self-imposed covenants. The Board is particularly pleased to advise that the guaranteed registered South African bond of R1 billion was redeemed on 28 February 2008 and re-financed by 5-year senior unsecured fixed rate notes at a favourable cost, notwithstanding the adverse conditions prevailing in financial markets (refer "Corporate Activity" below).

The group`s taxation charge was R163 million (2006: R198 million), translating to an average tax rate of 10% (2006: 14,8%), mainly attributable to group tax relief benefits that are now available to the UK operations after Steinhoff UK Retail Limited`s return to profitability and the creation of a single UK tax group. As a result of the lower statutory tax rates applicable in certain jurisdictions and the favourable tax dispensations and allowances available to the group, notably in Poland and in respect of the North Eastern Cape Forests Joint Venture (NECF) project, management expect the average tax rate not to exceed 15% of pre-tax income for the foreseeable future.

As reflected in the segmental analysis, the group benefited substantially from improved operating margins, particularly in respect of the retail of household goods and building supplies segment of the business, with a margin, before inter-segment eliminations, of 6,8% (2006: 2,3%). This improvement was largely attributable to the turnaround achieved in the UK retail division. The intra-group trading levels have also increased to 11,1% (2006: 10,6%) of group sales, before inter-segment eliminations, in line with the business model of vertical integration.

CORPORATE ACTIVITY

The group concluded, or is in the process of concluding the following corporate transactions:

- PG Bison acquired the entire issued share capital of, and all shareholders`

claims against, Woodchemicals SA (Proprietary) Limited (Woodchem), a producer of resin. Resin is a raw material used in the manufacturing of particle board. The acquisition of Woodchem now makes PG Bison totally self-sufficient in respect of its resin requirements for the foreseeable future.
- PG Bison acquired from the Industrial Development Corporation of South Africa Limited, its remaining interests in the NECF, together with its shares in, and loan claims against, Goeiehoop Farming (Proprietary) Limited. The aggregate purchase consideration was settled by the delivery of 4 289 105 Steinhoff shares which were held as treasury shares, at a price of 2273 cents per share.
- On 21 November 2007 Unitrans Services (Proprietary) Limited, a wholly owned subsidiary of Steinhoff, issued R1 billion senior unsecured fixed rate notes (UTR02) due on 21 November 2012, and bearing interest at a fixed rate of 10,49% per annum payable six monthly in arrears on 21 May and 21 November of each year. The proceeds have been used to re-finance the guaranteed registered bonds (SHF01) of R1 billion issued in the Steinhoff Africa group, which were redeemed on 28 February 2008.
- During the period under review, the group continued to expand its retail participation relationships with key retail alliance partners in continental Europe. Apart from the financial merits of these arrangements, the group`s manufacturing and sourcing operations are increasingly benefiting from the resultant increased supply into the related retail distribution bases.
- Shareholders are referred to the announcement dated 10 December 2007 wherein salient details of an empowerment transaction involving a 20% equity shareholding in Steinhoff Africa were presented. The Steinhoff Board is pleased to report that the required debt funding facilities for the proposed transaction have been procured. However, given the current weakened financial markets and macro-economic conditions worldwide, Steinhoff, in liaising with its empowerment partners, have resolved to continue with the implementation of the proposed transaction albeit at a somewhat more measured pace given the initial time line proposed. All parties remain committed to a mutually beneficial transaction that will be implemented in the near future. Further details will be announced in due course.

OUTLOOK

Retail activities: household goods and building supplies

In the UK, management continues to focus on business improvement strategies to sustain and further improve on the positive results achieved. These strategies include ongoing management of the property portfolio, continued efforts to reduce lead times, enhanced product availability of fast moving items and increased coverage of all trading facias. The difficulties currently experienced by competitors create opportunities.

The restructured Pacific Rim operations should deliver stable results for the foreseeable future.

In continental Europe, possible joint ventures with retail alliance partners present interesting opportunities for expanding the group`s geographic coverage also into new territories, outside of the German and Austrian regions.

It is planned to expand the South African retail footprint of PG Bison`s Pennypinchers and Timbercity trade retail operations, in line with the group`s vertical integration strategies.

Retail activities: motor vehicles and finance

In South Africa the motor retail division should continue to deliver positive results, albeit not at the same growth levels as in the past.

MANUFACTURING AND SOURCING OF HOUSEHOLD GOODS AND RELATED RAW MATERIALS

The group`s UK manufacturing and raw material interests are continuing to grow from increased intra-group supply and, in the case of Pritex, as a result of its increased penetration of the automotive and industrial sectors and exports into new markets outside of the UK.

In continental Europe, Steinhoff`s manufacturing and sourcing interests stand to further benefit from the continued consolidation and expanded retail alliances, as well as the retructuring and cost-saving initiatives undertaken in respect of the Polish operations.

The sourcing activities in Asia are anticipated to grow further and are driven at top-executive level to maximise scale benefits and synergistic opportunities available within the group.

PG Bison`s NECF project presents exciting strategic possibilities in terms of

import replacement and market share gains.
The South African raw material interests stand to benefit from the diversification into new markets for its products, in addition to the furniture and household goods sector.

LOGISTICAL SERVICES

The southern African logistics operations are well placed to benefit from new contracts gained in the Unitrans Supply Chain Services and passenger divisions. After the changes effected to the UK logistics division, management is confident about the prospects of a return to profitability of this division as an integral part of all activities in the UK.

CORPORATE SERVICES

The group`s corporate services segment, including brand management, investment participations and treasury and other activities, are integral to the success of the group`s regional strategies.The resultant competitive advantages are anticipated to preserve the group`s profitable growth prospects for the current financial year and thereafter.

GENERAL

As a general statement as far as all of the South African operations are concerned, it is noted that the recent power outages may affect Steinhoff`s operations in South Africa. Where possible, stand-by generators are being installed and other contingency plans are in place to prevent any material business disruptions that may arise as a result of load shedding

Management expects to achieve growth in headline earnings for the remainder of the current financial year.

DIRECTORATE

In line with good Corporate Governance Practice, it has been agreed that Mr Bruno Steinhoff, the Company`s executive chairman, will resign from his executive duties with effect from 1 April 2008. He will remain on as non-executive chairman until September 2008 in order to afford the Nominations Committee sufficient time to consider the appointment of an independent non-executive director as chairman of the Board. Bruno has agreed to remain available on a consultancy basis with a view to concluding and/or assisting on projects, especially relating to the increasing retail initiatives in the European Union. After this change to the Board and the recent appointment of Mrs Yolanda Cuba and Mr Dave Brink as independent non-executive directors, the Board will comprise of five executive directors and eight non-executive directors.

In addition, Mr Jannie Mouton has resigned from, and will be succeeded by Mr Dave Brink as a member of the Audit and Risk Committee.

ORDINARY DIVIDEND

It is the group`s policy to declare cash distributions once a year after its financial year-end at 30 June.

On behalf of the board of directors

BE Steinhoff   MJ Jooste

Chairman   Chief executive officer

5 March 2008

STEINHOFF INVESTMENT HOLDINGS LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1954/001893/06)

(JSE share code: SHFF)

(ISIN code: ZAE 000068367)

Preference shareholders are referred to the above results of Steinhoff for a full appreciation of the consolidated results and financial position of Steinhoff Investments.

DECLARATION OF DIVIDEND NUMBER 5 TO PREFERENCE SHAREHOLDERS

The Board of Steinhoff Investments has resolved to declare a dividend of 516,47 cents per preference share in respect of the period from 1 July 2007 up to and including 31 December 2007 (the dividend period), payable on Tuesday, 29 April 2008, to those preference shareholders recorded in the books of the company at the close of business on Friday, 25 April 2008. This dividend has been determined on the basis of 75% of the prime bank overdraft lending rate of ABSA Bank Limited prevailing over the dividend period, applied to the nominal value plus premium (of R100,00 per preference share, in the aggregate).

The dividend is payable in the currency of South Africa.

Last date to trade cum dividend   Friday, 18 April 2008

Shares trade ex dividend	Monday, 21 April 2008
Record date	Friday, 25 April 2008
Payment date	Tuesday, 29 April 2008

No dematerialisation or rematerialisation of preference shares may take place between Monday, 21 April 2008 and Friday, 25 April 2008, both dates inclusive.

On Tuesday, 29 April 2008, the preference dividend will be electronically transferred to the bank accounts of preference shareholders. Preference shareholders who have dematerialised their shares will have their accounts credited on Tuesday, 29 April 2008.

PROPOSED TAXATION AMENDMENTS

In the budget speech delivered by the Honourable Minister of Finance on 20 February 2008 (read with a media statement issued by the Department: National Treasury and the South African Revenue Service) more details on the second phase of the conversion of Secondary Tax on Companies (STC) to a shareholder dividend tax were announced. In the first phase of the reform STC was reduced from 12,5% to 10% with effect from 1 October 2007.

The second phase of the reform entails the actual conversion into a dividend tax on shareholders. The implementation of the second phase of the reform requires the renegotiation of specific international tax treaties in which the withholding tax on dividends is currently limited to zero per cent. It is anticipated that the second phase will be completed by 2009.

The dividend tax will be a final withholding tax of 10% and will apply to all non-corporate shareholders and non-resident corporate shareholders. Depending on the negotiation of treaty rates, the dividend withholding tax rate applicable to distributions to non-resident shareholders may be lower than the 10% rate. Furthermore, all STC credits accumulated prior to the implementation of the second phase of the reform will be forfeited.

During phase one of the reform there is no additional taxation in the hands of the preference shareholders but during phase two it may result in an additional cost for certain preference shareholders and an equivalent benefit for Steinhoff Investments. The preference shareholders are accordingly advised that until such time as the legislation is promulgated, legal opinion and appropriate tax advice obtained, it is not possible to determine exactly what the impact will be on the cumulative non-redeemable non-participating preference shares issued by Steinhoff Investments.

A further announcement in this regard will be made once the detailed legislation is published and duly considered.

On behalf of the board of directors

D Konar	JHN van der Merwe
Non-executive director	Executive director

5 March 2008

OTHER NOTES

1. CORPORATE GOVERNANCE

Steinhoff has embraced the recommendations of King Report on Corporate Governance and strives to provide reports to shareholders that are timely, accurate, consistent and informative.

2. SOCIAL RESPONSIBILITY

Steinhoff continues to be recognised for its corporate social investment activities. Management remains committed to the related initiatives and is conscious of the needs in this regard.

A number of social responsibility projects are continuing.

3. HUMAN RESOURCES

A good working relationship is maintained with the relevant unions. Ongoing skills and equity activities continue to ensure compliance with current legislation.

Plans continue in terms of initiatives embarked upon that contribute to broader skills development and sourcing appropriately qualified staff on an ongoing basis.

4. RELATED PARTY TRANSACTIONS

The company entered into various related party transactions. These transactions are no less favourable than those arranged with third parties.

5. FURTHER EVENTS

No significant events have occurred in the period between the reporting date and the date of this report.

For more detail on the group`s listed investments, shareholders are referred

to the results and/or corporate announcements and financial information of:
- Amalgamated Appliance Holdings Limited - 10 March 2008 www.amap.co.za
- KAP International Holdings Limited - 4 March 2008
www.kapinternational.com

ADMINISTRATION

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
Registration number: 1998/003951/06
(Incorporated in the Republic of South Africa)
JSE share code: SHF ISIN code: ZAE000016176
(Steinhoff or the company or the group)
Registered office: 28 Sixth Street, Wynberg, Sandton, 2090, Republic of South Africa
Tel: +27 (11) 445 3000 Fax: +27 (11) 445 3094
Transfer secretaries: Computershare Investor Services (Proprietary) Limited
70 Marshall Street, Johannesburg, 2001
Company secretary: SJ Grobler
Auditors: Deloitte & Touche
Sponsor: PSG Capital (Proprietary) Limited
Directors: BE Steinhoff^* (chairman), MJ Jooste (chief executive officer), DE Ackerman^, DC Brink^, YZ Cuba^, CE Daun^*, D Konar^, JF Mouton^, FJ Nel, FA Sonn^, IM Topping#, DM van der Merwe, JHN van der Merwe
Alternate directors: JNS du Plessis, HJK Ferreira, SJ Grobler, KJ Grove, A Kruger-Steinhoff^*
#British *German ^non-executive
www.steinhoffinternational.com
To view results on mobile www.steinhoff.mobi

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